

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Marcelo Feriozzi Bacci
Chief Financial Officer and Investor Relations Officer
Suzano S.A.
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41810-012

> **Re: Suzano S.A.**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed March 31, 2020**
> **File No. 001-38755**

Dear Mr. Bacci:

We have reviewed your August 26, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2020 letter.

Form 20-F for the Year Ended December 31, 2019

Item 18. Financial Statements
Note 29 - Segment Information, page F-97

1. Based on your response to prior comment 2 from our letter dated August 12, 2020, it is not clear to us whether you intend to identify the main foreign countries included in each region in your pulp and paper segments or if you intend to quantify the percentage or amount of revenue attributable to each material foreign country. Please be advised it appears to us you are required to quantify the percentage or amount of revenue attributable to your country of domicile and each material foreign country based on the provisions of paragraph 33 of IFRS 8.

Marcelo Feriozzi Bacci
Suzano S.A.
September 3, 2020
Page 2

   You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if you have any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing